F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                       OMB APPROVAL
     no longer subject                       OMB Number                3235-0287
     to Section 16                           Expires:          December 31, 2001
                                             Estimated ave. burden
                                             hours per response _____        0.5

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940

----------------------------------------------------------------------------------------------------------------------------
1.Name and Address of                   2.Issuer Name and Ticker                        6.Relationship of Reporting
  Reporting Person*                       or Trading Symbol                               Person to Issuer (check
                                                                                          all Applicable)

                                          Probex Corp. (PRB)

Rampacek                Charles     M.                                07/2002            X  Director      10% Owner
---------------------------------------  -----------------------    -----------------   ---           ---
     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for   X  Officer       Other
                                              of Reporting Person        Month/Year     ---           ---
                                              (Voluntary)                               (Give title   (specify below)
                                                                                           below)

15510 Wright Brothers Drive                                                             President & Chief Executive Officer
---------------------------------------------------------                               ------------------------------------
     (Street)                                                        ----------------
                                                                       5.If Amendment,      7.Individual or Joint/Group
                                                                         Date of Original     Filing (Check Applicable
Addison                  TX             75001                            (Month/Year)         Line)
--------------------------------------------------------
     (City)                (State)          (Zip)                                              X   Form filed by One
                                                                                              ---  Reporting Person

                                                                                                   Form filed by More
                                                                                               --- than One Reporting
                                                                                                   Person

---------------------------------------------------------------------------------------------------------------------------
 Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
---------------------------------------------------------------------------------------------------------------------------

1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                    --------------------------------------------------
                                                                                                          (A)
                                                                          Code    V        Amount         (D)  Price

Common Stock                                  7/01/02                    J(1)             5,333           A      $0.75
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------
Common Stock                                  7/01/02                    J(2)            12,704           A      $0.55
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------


5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
     Beneficially Owned at                      Direct (D) or                               Beneficial Ownership
     at End of Month                            Indirect (I)                                (Inst. 4)
     (Inst. 3 & 4)                              (Inst. 4)



---------------------------------------      ------------------------------             ------------------------------------
      74,848                                        D
---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).


----------------------------------------------------------------------------------------------------------------------------
             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
----------------------------------------------------------------------------------------------------------------------------
1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V

Warrant                                           $0.75 (3)              7/29/02                     P
------------------------------------------     --------------------    ----------------          ---------------------------
Convertible Promissory Note                       (5)                    7/29/02                     P
------------------------------------------     --------------------    ----------------          ---------------------------
7% Senior Secured Convertible Notes              $1.40                  7/01/02                     D(6)   V
------------------------------------------     --------------------    ----------------          ---------------------------
7% Senior Secured Convertible Notes               $0.75                  7/01/02                     A(6)  V
------------------------------------------     --------------------    ----------------          ---------------------------
Convertible Promissory Note                       (5)                    4/01/02                     P
------------------------------------------     --------------------    ----------------          ---------------------------




5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

----------------------------------------------------------------------------------------------------------------------------
       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares

  15,000                                      7/29/02      7/29/07              Common Stock        15,000
-----------------  -----------------        ------------  -------------         --------------    --------------------------
 $10,000                                      7/29/02 (5)  2/28/03 (5)          Common Stock        (5)
-----------------  -----------------        ------------  -------------         --------------    --------------------------
                     $200,000                11/29/00      11/28/04             Common Stock       142,857
-----------------  -----------------        ------------  -------------         --------------    --------------------------
$200,000                                     11/29/00      11/28/04             Common Stock       266,667
-----------------  -----------------        ------------  -------------         --------------    --------------------------
 $75,000                                     04/01/02 (5)  02/28/03 (5)         Common Stock         (5)
-----------------  -----------------        ------------  -------------         --------------    --------------------------



8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)

   (4)                            15,000                                D
-----------------------    -----------------------------------    --------------------------  ------------------------------
 $10,000                         $10,000                                D
-----------------------    -----------------------------------    --------------------------  ------------------------------
   (6)                            -0-
-----------------------    -----------------------------------    --------------------------  ------------------------------
   (6)                          $200,000                                D
-----------------------    -----------------------------------    --------------------------  ------------------------------
$75,000                          $75,000                                D
-----------------------    -----------------------------------    --------------------------  ------------------------------
Explanation of Responses:

Note:

(1)  Received as consideration for the extension of an obligation of the Issuer.
(2)  Represents interest paid on Probex Fluids Recovery,  Inc.'s, a wholly-owned subsidiary of the Issuer, 7% Senior Secured  Convertible Notes due November
     2004 in the form of the Issuer's common stock.
(3)  The  exercise  price  contained  in this  warrant is subject to  adjustment pursuant to ratchet  pricing  provisions.  These  provisions  automatically reduce the exercise price of the warrant upon certain events.
(4)  Received  in  connection  with a loan made to the Issuer  evidenced  by the
     Convertible Promissory Note (the "Note").
(5)  The number of shares of Issuer's  common stock issuable upon  conversion of this Note shall be equal to the  amount of the  principal  balance  and all accrued  and  unpaid  interest  due  under  this  Note  on the  date of the
     consummation   of  the   financing  to  construct   the  Issuer's   initial
     reprocessing facility ("Qualified Financing"), or such lesser amount as the holder shall have elected to be converted, divided by the Conversion Price.
     For purpose  hereof,  "Conversion  Price" shall mean (i) if Issuer's common stock is issued and sold in connection  with the Qualified  Financing,  the purchase price paid to Issuer by such purchasers for each share of Issuer's common stock in the  Qualified  Financing,  (ii) if  securities  other than
     Issuer's  common stock are issued and sold in connection with the Qualified
     Financing, the price at which such securities issued and sold in connection with the Qualified  Financing may be converted into Issuer's  common stock, or (iii) if none of the  securities of Issuer issued and sold in connection with the  Qualified  Financing  are  Issuer's  common  stock or  securities convertible  into  Issuer's  common  stock,  the product of (A) the average closing  price of Issuer's  common stock as reported by the American  Stock
     Exchange for the twenty (20) trading days prior to the  consummation of the
     Qualified Financing and (B) 0.94.
(6)  The reported  transactions  involved  the  application  of ratchet  pricing provisions contained in the convertible note, as amended, originally issued on November 29, 2000, which  automatically  reduces the conversion price of the  note  upon  the  occurrence  of  certain  events.  As  a  result,  the transaction is reflected on this Form 4 as a  cancellation  of the original note issued on November 29, 2000,  and the issuance of a  replacement  note with the adjusted conversion price.




                                                                                /s/ Charles M. Rampacek          8/10/02
**Intentional misstatements or omissions of facts constitute Federal            -------------------------------- -----------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  **Signature of Reporting Person     Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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